UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August 30, 2005

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301 Quilicura Santiago Chile

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Memo number:	08564 of August 26, 2005.
Ref.	Press Information
Subject:	Alliance with Parque Arauco

From:	Superintendence of Securities and Insurance
To:	General Manager
DISTRIBUCIÓN Y SERVICIOS D&S S.A.

The newspaper article that appeared in the Diario Financiero dated August 25, 2005, reported that your company and Parque Arauco  were negotiating an alliance for the development of their malls, which would require at the beginning to create a partnership  where the property would be distributed in equal shares. Among other issues that are mentioned, the fact that D&S would have approached Parque Arauco  in order to propose the business, is highlighted, which is the result of the need for the company to grow in the local market and focus on its core business, which is supermarkets, thus, achieving a better management.

On the other hand, El Mercurio Newspaper mentioned in its edition dated August 26, 2005, that the eventual business would mean the use of  large amounts of space that your company has nearby its Lider stores.

Due to the previously mentioned, this Superintendence  hereby requests that you inform us about the veracity of the reports that appeared in the mentioned newspaper. Specially about the manner that such alliance will take place, the terms of its execution, the disbursements that it would require from D&S and the manner they would be financed.

The requested information shall be sent to this Superintendency and the stock exchange agencies no later than the following working day after this memo has been notified, while expressly mentioning the number and date of this document in such response.

Cordially yours,

HERNAN LOPEZ BOHNER
INTENDENT OF SECURITES
BY ORDER OF THE SUPERINTENDENT

Santiago, August 29 2005.-

Mr.
Hernán López Böhner
Intendent of Securities
Superintendency of Securities and Insurance
Av. Libertador Bernardo O’Higgins 1449

Ref.: In response to Ordinary Memo Number 08564 dated August 26,2005.
Registry number 0593 in the Registry of Securities.

Dear Sir:

                    This letter is in response to the ordinary memo mentioned as reference. In reference to such, I hereby notify you of the following:

1.

The party I represent ignores the genesis and /or the source of information of the press articles that the mentioned memo makes reference to. In reference to this fact, I can inform you that the information that is part of the mentioned articles is not the result of statements or communications made by the Company I represent.

2.

The information that appeared in the mentioned news articles is significantly imprecise, in fact, it is wrong and it leads to errors. Within the context of the multiple businesses of different specialties  that my party appraises continuously with different parties and market operators, preliminary discussions have taken place, with the purpose of exploring the feasibility and potential interest for the development of commercial real estate projects jointly with Parque Arauco S.A. To this date, such discussions have not resulted in any specific agreement for the development of any project.

3.

As a result of the previous, my party cannot respond to the specific issues consulted by your office in reference to the manner that such alliance will take place, the terms for its execution, the disbursement that it will require from D&S, nor the manner that they will be financed.

Cordially yours,

RODRIGO CRUZ MATTA
General Manager
Distribución y Servicio D&S S.A.

cc.	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Valores de Valparaíso
Risk Rating Commission
New York Stock Exchange, USA
Latibex – Madrid Stock Exchange, Spain

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: August 30, 2005